UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

September 08, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

September 8, 2026

Smith+Nephew announces cash tender offer for up to $250 million of its outstanding 2.032% notes due 2030

Smith+Nephew, the global medical technology company (the "Company") (LSE:SN, NYSE: SNN), announces today an offer to purchase for cash (the "Tender Offer"), upon the terms and subject to the conditions set forth in an offer to purchase dated September 8, 2026 (the "Offer to Purchase"), up to U.S.$250 million aggregate principal amount (the "Maximum Tender Amount") of the Company's 2.032% Senior Notes due 2030 (the "Notes") from each registered holder of the Notes (each a "Holder" and collectively, the "Holders"). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Offer to Purchase for full details of, and information on the procedures for participating in, the Tender Offer. The following table sets forth certain information relating to pricing for the Tender Offer.

Title of Security	CUSIP/ISIN(1)	Aggregate Principal Amount Outstanding	Reference U.S. Treasury Security	Fixed Spread (basis points)	Bloomberg Reference Page(2)	Maximum Tender Amount(3)
2.032% Senior Notes due 2030 (Maturity date: October 14, 2030)	83192P AA6 / US83192PAA66	$900,000,000	4.375% U.S. Treasury due August 31, 2031	55 bps	FIT1	$250,000,000

(1)  No representation is made as to the correctness or accuracy of the CUSIP or ISIN numbers listed in this announcement or printed on the Notes. They are provided solely for convenience.

(2)  The Bloomberg Reference Page is provided for convenience only. To the extent any Bloomberg Reference Page changes prior to the Price Determination Date (as defined in the Offer to Purchase), the Dealer Manager (as defined below) referred to below will quote the Reference Treasury Security from the updated Bloomberg Reference Page.

(3)  The Company reserves the right to increase or decrease the Maximum Tender Amount by press release no later than the third business day before the Expiration Time (as defined below).

Purpose of the Tender Offer

The purpose of the Tender Offer together with the Concurrent Notes Offering (as defined below) is to proactively manage the Company's debt portfolio and to extend the average maturity profile of the Company's existing debt. Notes that are accepted and purchased in the Tender Offer will be canceled and will no longer remain outstanding obligations of the Company.

New Notes and Financing Condition

The Company announced on September 8, 2026 its intention, subject to market conditions, to issue senior notes due 2036 (the "New Notes") in the concurrent notes offering (the "Concurrent Notes Offering"). Whether the Company will accept for purchase any Notes validly tendered in the Tender Offer is subject to, and conditioned upon, satisfaction or, where applicable, waiver of, the Company receiving aggregate gross proceeds from the Concurrent Notes Offering at or prior to the Expiration Time in an amount that is sufficient to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offer, on terms satisfactory to the Company in its sole discretion (the "Financing Condition").

Allocation of New Notes

The Company intends, in connection with the allocation of the New Notes in the Concurrent Notes Offering, to consider among other factors whether or not the relevant investor seeking an allocation of the New Notes in the Concurrent Notes Offering has validly tendered or indicated to the Company or BofA Securities (the "Dealer Manager") a firm intention to tender any Notes it holds pursuant to the Tender Offer and, if so, the aggregate principal amount of such Notes tendered or indicated to be tendered by such investor. When determining allocations of the notes in the Concurrent Notes Offering, the Company intends to give some degree of preference to those investors who, prior to such allocation, have validly tendered Notes, or have indicated their firm intention to tender Notes, pursuant to the Tender Offer. However, the Company will consider various factors in making allocation decisions and is not obliged to allocate notes in the Concurrent Notes Offering to an investor who has validly tendered or indicated to the Company or the Dealer Manager a firm intention to tender any Notes it holds pursuant to the Tender Offer and if allocated, the amount may be less than the amount tendered and accepted.

Any potential allocation of New Notes in the Concurrent Notes Offering, while being considered by the Company as set out above, will be made in accordance with customary new issue allocation processes and procedures following the completion of the book building process for the Concurrent Notes Offering and will be made at the sole discretion of the Company. In the event that a holder validly tenders Notes pursuant to the Tender Offer, such Notes will remain subject to such tender and the conditions of the Tender Offer as set out in the Offer to Purchase irrespective of whether that holder receives all, part or none of any allocation of New Notes in the Concurrent Notes Offering for which it has applied.

Holders should note that the pricing and allocation of the New Notes are expected to take place prior to the Expiration Time for the Tender Offer and any holder that wishes to subscribe for New Notes in addition to tendering existing Notes for purchase pursuant to the Tender Offer should therefore provide, as soon as practicable, and prior to the New Notes allocation, to the Dealer Manager any indications that it has tendered or an indication of a firm intention to tender Notes for purchase pursuant to the Tender Offer and the quantum of Notes that it intends to tender. Please refer to the Offer to Purchase for further details.

Tender Offer Consideration and Accrued Interest

The consideration offered for each $1,000 principal amount of Notes subject to the Tender Offer validly tendered and not validly withdrawn at or prior to the Expiration Time and accepted for purchase will be the Tender Offer Consideration, which will be payable on the Settlement Date (as defined below). In no event will the Tender Offer Consideration be paid prior to the Expiration Time. The Tender Offer Consideration for the Notes will be determined at the Price Determination Date, expected to be 4:00 p.m., New York City time, on September 15, 2026, taking into account the maturity date of the Notes and shall be calculated in accordance with standard market practice as further described in the Offer to Purchase.

Holders will also receive accrued and unpaid interest thereon from the last interest payment date up to, but excluding, the date of payment of the Tender Offer Consideration, which is expected to be September 18, 2026.

Maximum Tender Amount and Proration

The aggregate principal amount of Notes purchased will not exceed U.S.$250 million. If the aggregate principal amount of Notes validly tendered and not validly withdrawn exceeds the Maximum Tender Amount, acceptance of the Notes will be subject to proration. The Company reserves the right to increase or decrease the Maximum Tender Amount by press release or other public announcement no later than 9:00 a.m., New York City time, on the third business day before the Expiration Time (unless amended).

If the aggregate principal amount of Notes validly tendered and not validly withdrawn would cause the Maximum Tender Amount to be exceeded, then the Tender Offer will be oversubscribed. In that case, the Notes accepted for purchase on the Settlement Date may be accepted on a prorated basis.

All Notes not accepted as a result of proration will be returned to the tendering Holder. A separate tender instruction must be submitted on behalf of each beneficial owner of the Notes, given the potential proration.

Offer Conditions

The Tender Offer is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase, including the Financing Condition.

Indicative Timetable

The following table sets out the expected dates and times of the key events relating to the Tender Offer. This is an indicative timetable and is subject to change.

Date	Calendar Date and Time
Launch Date	September 8, 2026
Withdrawal Rights
Tendered Notes may be validly withdrawn at any time (i) prior to the earlier of (x) the Expiration Time and (y) if the Tender Offer is extended, the tenth business day after commencement of the Tender Offer, and (ii) after the 60th business day after the commencement of the Tender Offer if for any reason the Tender Offer has not been consummated within 60 business days after commencement.

Price Determination Date	4:00 p.m., New York City time, on September 15, 2026, unless extended.
Expiration Time	5:00 p.m., New York City time, on September 15, 2026, unless extended or earlier terminated.
Results Announcement Date	As soon as practicable on the day following the Expiration Time, expected to be on September 16, 2026, unless extended by the Company.
Settlement Date	Promptly after the Expiration Time, expected to be September 18, 2026, assuming that the Tender Offer is not extended or earlier terminated.

Holders are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Tender Offer.

Further Information

Holders may access the Offer to Purchase at https://gbsc-usa.com/smith&nephew/.

Questions and requests for assistance in connection with the Tender Offer may be directed to the Dealer Manager at:

Merrill Lynch International
2 King Edward Street London, EC1A 1HQ United Kingdom
Attn: Liability Management Group Telephone (Europe): +44 20 7996 5420
Telephone (U.S. Toll Free): +1 (888) 292-0070
Telephone (U.S.): +1 (980) 387-3907
            Email: DG.LM-EMEA@bofa.com

Questions and requests for assistance in connection with the tender of Notes including requests for a copy of the Offer to Purchase may be directed to:

Global Bondholder Services Corporation
65 Broadway - Suite 404 New York, New York 10006 Attn: Corporate Actions
Banks and Brokers Call: +1 (212) 430-3774
Toll Free: +1 (855) 654-2015
Email: contact@gbsc-usa.com

NOTICE AND DISCLAIMER

From time to time, the Company may purchase additional Notes in the open market, in privately negotiated transactions, through tender offers or otherwise, or may redeem Notes pursuant to the terms of the indenture governing the Notes. Any future purchases or redemptions may be on the same terms or on terms that are more or less favorable to Holders of Notes than the terms of the Tender Offer. Any future purchases or redemptions by the Company will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) the Company may choose to pursue in the future. The effect of any of these actions may directly or indirectly affect the price of any Notes that remain outstanding after the consummation or termination of the Tender Offer.

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the Tender Offer, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Tender Offer (or to validly withdraw any such tender). None of the Company, the Dealer Manager, the Information & Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should participate in the Tender Offer.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Company, the Dealer Manager and the Information & Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The Offer to Purchase is only addressed to Holders where they would (if they were clients of the Company) be per se professional clients or per se eligible counterparties of the Company within the meaning of the rules of the Financial Conduct Authority ("FCA"). Neither the Offer to Purchase nor any other related documents or materials are addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on them. Recipients of the Offer to Purchase and any other documents or materials relating to the Tender Offer should note that the Company is acting on its own account in relation to the Tender Offer and will not be responsible to any other person for providing the protections which would be afforded to clients of the Company or for providing advice in relation to the Tender Offer.

This announcement, the Offer to Purchase and any other documents and/or materials relating to the Tender Offer are not being made and this announcement, the Offer to Purchase and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, this announcement, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of this announcement, the Offer to Purchase and such documents and/or materials as a financial promotion is only being made to persons outside the United Kingdom and to those persons in the United Kingdom falling within the definition of investment professionals (as defined by Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom they may otherwise lawfully be communicated under the Financial Promotion Order (all such persons together being referred to as "relevant persons") and the transactions contemplated herein will be available only to, and engaged in, by relevant persons. Any person who is not a relevant person should not act on or rely on this announcement, the Offer to Purchase and any such other documents and/or materials in the United Kingdom.

France

This announcement, the Offer to Purchase and any other documents and/or materials relating to the Tender Offer may not be distributed in the Republic of France other than to qualified investors (investisseurs qualifiés) as defined in Article L.411-2 1° of the French Code monétaire et financier and only qualified investors (investisseurs qualifiés) are eligible to participate in the Tender Offer. The Tender Offer, this announcement, the Offer to Purchase and any other documents and/or materials relating to the Tender Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financier.

Italy

None of the Tender Offer, this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3 bis of the
Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Accordingly, Holders or beneficial owners of the Notes that are located in Italy can tender Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

General

This announcement is for informational purposes only and shall not constitute an offer to buy, a solicitation to buy or an offer to sell any securities. The Tender Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. Please see the Offer to Purchase for certain important information on offer restrictions applicable to the Tender Offer.

- ends -

Investor contacts

Emily Heaven       +44 (0) 7811 919437
Smith+Nephew      emily.heaven@smith-nephew.com

Craig Bijou          +1 (475) 850-8282
Smith+Nephew      craig.bijou@smith-nephew.com

Media Enquiries

Charles Reynolds     +44 7811 121398

Smith+Nephew        charles.reynolds@smith-nephew.com

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The term 'Smith+Nephew' is used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Smith+Nephew Forward-looking Statements

This announcement contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organization to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; effects of AI use and deployment; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F for the year ended December 31, 2025 and interim financial statements on Form 6-K for the six months period ended June 27, 2026, which are available on the SEC's website at www. sec.gov and the Offer to Purchase, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. The Company can give no assurance that any goal or plan set forth in the Company's forward-looking statements will be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: September 08, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

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